SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

STANDEX INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

854231107
(CUSIP Number)

Calendar Year 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854231107	13G	Page 1 of 4 Pages

1	Names of Reporting Persons National Rural Electric Cooperative Association 53-0116145
2	Check the Appropriate Box if a Member of a Group* [ ] (a) [ ] (b)
3	SEC Use Only
4	Citizenship or Place of Organization District of Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 668,959
	6	Shared Voting Power 0
	7	Sole Dispositive Power 668,959
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned By Each Reporting Person 668,959
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11	Percent of Class Represented by Amount in Row (9) 5.27%
12	Type of Reporting Person EP

CUSIP No. 854231107	13G	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Cooper Tire & Rubber Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11 Keewaydin Drive Salem, New Hampshire 03079

Item 2(a).	Name of Person Filing:

National Rural Electric Cooperative Association

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4301 Wilson Boulevard Arlington, VA 22203

Item 2(c).	Citizenship:

District of Columbia

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

854231107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[X]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 854231107	13G	Page 3 of 4 Pages

Item 4.	Ownership.

Amount beneficially owned: 668,959(1)

(a) Percent of class: 5.27%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 668,959
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 668,959
(iv) Shared power to dispose or to direct the disposition of 0

(1) The National Rural Electric Cooperative Association has ultimate voting and investment control over the shares reported herein, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are owned by employee benefit plans sponsored by the Reporting Person and advisory clients of RE Advisers Corporation.  The employee benefit plans and advisory clients of RE Advisers Corporation do not individually own more than 5% of the outstanding Shares.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 854231107	13G	Page 4 of 4 Pages

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL RURAL ELECTRIC COOPERATIVE ASSOCIATION

February 16, 2016
(date)

/s/ Danielle C. Sieverling
(Signature)

Danielle C. Sieverling, Vice President, Chief Risk and Compliance Officer
(Name and Title)